

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

Via E-mail
The Toronto-Dominion Bank
Colleen Johnston
Group Head Finance and Chief Financial Officer
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, Canada M5K 1A2

> **Re: The Toronto-Dominion Bank**
> **Form 40-F for the Fiscal Year Ended October 31, 2010**
> **Filed December 2, 2010**
> **Forms 6-K**
> **Filed May 26, 2011 and July 5, 2011**
> **File No. 1-14446**

Dear Ms. Johnston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 40-F filed December 2, 2010

Exhibit 2 – Management's Discussion and Analysis

Financial Results Overview, page two

Table 2 Reconciliation of Non-GAAP Financial Measures, page three

1. We note from footnote 13 to table two on page four that effective November 1, 2009 TD Financing Services (formerly VFC, Inc.) revised their loan loss methodology to align it with the methodology for all other Canadian Personal and Commercial Banking retail loans. Please tell us and revise future filings to include a detailed discussion of the specific changes you made to your loan loss methodology, including how those changes impacted the timing and amount of your charge-offs and recording of the provision for credit losses. Specifically address why the methodology change effective November 1, 2009 resulted in adjustments to both 2010 and 2009 in the table.

Exposure to Non-Agency Collateralized Mortgage Obligations (CMO), page 46

2. You state here that during the second quarter of 2009 you re-securitized a portion of the non-agency CMO portfolio. Please revise your future reconciliation footnotes to more clearly describe how you accounted for these transactions under U.S. GAAP. Please provide us with your accounting analysis under U.S. GAAP which more fully describes the re-securitizations that took place during 2009 and how you determined whether you were required to consolidate the trusts. As part of your response, also address the following:

    * In situations where you are doing re-securitizations for your own liquidity or capital purposes, tell us the other parties involved that have discretion over the design of the trust.

    * Tell us the types of parties that request your assistance in performing the re-securitization and discuss their role in the design of the trust and in the structure of the securities to be issued.

    * Tell us whether you performed any re-securitizations where you did not retain a variable interest that could potentially be significant to the trust.

    * Explain how conclusions whether to consolidate these trusts were impacted by your adoption of ASC 810.

Financial Instruments, page 54

3. We note your disclosure on page 54 that on a less frequent basis you will take proprietary trading positions with the objective of earning a profit. In addition, we note from your disclosure on page nine that your net interest income on trading positions was $827 million for fiscal year ended October 31, 2010. It is not clear from these disclosures however, how much of this revenue was generated from your proprietary trading business. Further we note your disclosures on page five of your MD&A regarding U.S. Legislative Developments. We believe that a separate discussion of your proprietary trading, hedge fund and private equity fund sponsorship and investing activities, including quantification of revenues from such activities, will provide readers with useful information regarding the significance of these activities on your historical financial statements and the impact that the Volcker rule and its limitations on certain activities is expected to have on your business going forward. Accordingly, please tell us and revise your future filings to address the following:

    - Clearly disclose how you define "proprietary trading" and describe and quantify any effect the Volcker rule may have on your activities and results of operations.

    - Identify the trading desks and other related business units that participate in activities you believe meet the definition of proprietary trading. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues and operating margin from each of these units.

    - Revise your future filings to clearly identify aspects of your business that are similar to but excluded from your definition of "proprietary trading". Clearly disclose how you differentiate such activities. Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

    - Clearly disclose how you define "hedge fund" and "private equity fund" as well as "sponsorship" and "investing" for the purpose of determining the limitations on your activities in these respective areas.

    - Identify the business units that sponsor or invest in private equity or hedge funds. Identify where these activities are located in terms of your segment breakdowns. Quantify the gross revenues, operating margins, total assets, and total liabilities associated with your sponsorship and investments in private equity and hedge funds. Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

How We Manage Market Risk in Trading Activities, page 65

Calculating VaR, page 65

4. We note your disclosure on page 65 that there were 30 days of trading losses but none breached your 99% one-day VaR. In addition, we note from your disclosure on page 28 of the Form 6-K filed on May 31, 2011 that during the second quarter of 2011 you never breached your 99% one-day VaR. Please address the following:

- Given that your trading losses never breached VaR for fiscal year 2010 and the first half of 2011, tell us why you believe the number of exceptions were not higher since your VaR is calculated at the 99% confidence level.

- Explain to us how you determined your VaR model is still statistically appropriate given the lack of exceptions.

- Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2010 and first half of 2011.

Exhibit 3 – 2010 Annual Financial Statements

Note 3 Loans, Impaired Loans and Allowance for Credit Losses
Purchased Loans, page 15

5. We note your disclosure on page 15 that subsequent increases in cash flows over those expected at the acquisition date for purchased loans are recognized as interest income using the effective interest rate method. In addition, we note that decreases in expected cash flows after the acquisition date for purchased loans are recognized by recording an allowance for credit losses. Please tell us how you considered if there was a difference in the accounting for the purchased loans at the acquisition date and subsequent that would result in a reconciling item in the Canadian GAAP and U.S. GAAP reconciliation. In addition, tell us and clearly disclose in future filings how you account for the indemnification asset and adjustments to it subsequent to the acquisition date under both Canadian and U.S. GAAP.

Covered Loans, page 16

6. We note your disclosure on page 16 that credit losses related to FDIC covered loans are determined net of the indemnification assets. In addition, we note that both the FDIC covered loans of $1.7 billion and the total indemnification asset of $168 million at October 31, 2010 were included in the line item 'loans' on the balance sheet. Under U.S.

GAAP an allowance for credit losses for FDIC covered loans should be determined gross without consideration of the loss sharing agreement. In addition, the indemnification asset is reported separate from the assets it covers on the balance sheet, i.e. loans and foreclosed assets, either as a separate line item or within other assets. Please revise future filings to reflect the difference between Canadian GAAP and U.S. GAAP for the credit losses on FDIC covered loans and the indemnification asset. In addition, provide us with a draft of the adjustments and related footnotes as of October 31, 2010.

Impaired Loans, page 16

7. We note your disclosure on page 16 that loans where a payment is contractually past due for 90 days are generally classified as impaired. In addition, we note from your allowance for credit losses tabular disclosure on page 18 that you wrote-off loans only to the specific allowance and none to the general allowance in the past two fiscal years though you record a provision for credit losses to both. In an effort to provide clear and transparent disclosures please tell us and revise future filings to discuss in detail the relationship between the specific and general allowance and why there were no write-offs to the general allowance in the past two fiscal years. Also, in your response discuss how the impaired loan policy affects your specific allowance.

Collateral, page 19

8. We note your disclosure on page 19 that as part of your determination of the net realizable value of an impaired loan you consider an assessment of the collateral. Please tell us and revise future filings to disclose the following:

- The impact the assessment of the collateral has on your specific allowance determination for impaired loans;

- How you value the underlying collateral of an impaired loan and the frequency of this assessment; and

- The amount of impaired loans at October 31, 2010 that you considered the valuation of the collateral as part of your specific allowance determination.

Note 5 Loan Securitizations, page 20

9. We note your disclosure on page 20 that you sell loans to both third-parties and securitization structures and in most cases you retain the servicing rights. In addition, we note your disclosure on page 51 of Exhibit 99.2 that all loans securitized by you were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. In an effort to provide clear and transparent disclosures on your securitization of loans and related servicing rights, please address the following:

- Tell us how you determine the prepayment rate assumption for your valuation of the retained interest in the securitization structure. Specifically, discuss the term over which the prepayment rate is calculated and how this correlates to the term and amortization period of the underlying loans of the structure. Also, tell us the percentage of the residential mortgage loans securitized in fiscal year 2010 that were "closed" mortgages.

- Tell us how the gross impaired loans and write-offs, net presented in the loans managed table on page 21 are considered in your expected credit losses assumption for the valuation of the retained interest. In addition, explain to us the facts and circumstances that result in a write-off of a residential mortgage loan considering the fact that the residential mortgage loans securitized are government guaranteed.

- Tell us and disclose your accounting policy for servicing rights and the balance at October 31, 2010. If servicing rights are fair valued based on market expectations, tell us the valuation technique(s) used and your key assumption(s) relied upon at October 31, 2010 and October 31, 2009.

- Tell us if you are paid a fee to service the loans you securitize and sell. If so, tell us the average fee by loan type you receive.

- Tell us and disclose if any of the loans sold to a third-party, other than to TD Mortgage Fund, or loans securitized as of October 31, 2010 could require you to repurchase the loan in the future. If so, disclose the factors that would cause a loan repurchase and the maximum exposure you have to loan repurchases.

Note 6 Variable Interest Entities, page 21

Significant Non-Consolidated Variable Interest Entities, page 22

10. We note your disclosure on page 22 that you administer multi-seller conduits and use single-seller conduits to which you provide liquidity and credit enhancements. Please tell us and revise future filings to provide detailed disclosures regarding your obligations

under these liquidity facilities. Consider providing the following in your revised disclosures:

- Whether your obligation is to purchase commercial paper, provide capital commitments or to purchase assets from the conduits;

- Whether there are triggers associated with your obligations to fund; and

- Whether there are any terms that would limit your obligation to perform.

11. In addition, we note from your disclosure on page 22 that from time to time you may hold commercial paper issued by the conduits. Please quantify the amount of commercial paper that you purchased from the multi-seller and single-seller conduits during 2010 and 2009, and distinguish the amount of purchases that were made pursuant to liquidity agreements from those that were not. Explain whether you considered any of these purchases to be reconsideration events under U.S. GAAP, and if not, describe your rationale for making this determination.

Note 7 Acquisitions and Other, page 22

a) U.S. Personal and Commercial Banking Acquisitions in Fiscal 2010

12. You state that you may be required to make payments to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate. Please revise to more clearly describe the extent to which you may have to make payments to the FDIC and explain how such payments would be determined under the FDIC Intrinsic Loss Estimate.

Note 31 Contingent Liabilities, Commitments, Pledged Assets, Collateral and Guarantees, page 58
Assets Sold with Recourse – Service Agreements, page 59

13. You disclose here that you have recourse exposure for the sale of residential mortgage loans to TD Mortgage Fund, a mutual fund managed by the Bank. In addition, we note your disclosure that the repurchase obligations do not preclude sale treatment of the transferred mortgage loans. Tell us how you determined that you did not need to consolidate TD Mortgage Fund under U.S. GAAP and that the transfers of loans with recourse to this entity met sale criteria under U.S. GAAP. Please address your accounting for these transactions both before and after your adoption of ASC 810 and 860.

14. Please tell us and revise disclosures in future filings to address the following:

- Disclose your methodology used to estimate the reserves related to the recourse exposure, if applicable.

- Discuss the level of and type of claims you have received, any trends identified, and your "success rate" in avoiding paying claims.

- Discuss your methods for settling claims. Specifically, disclose whether you repurchase loans outright or whether you simply make a settlement payment to them. If the former, discuss any significant effects or trends on your impaired loan statistics and any trends in terms of the average settlement amount by loan type.

- Provide a roll forward of your reserves related to the recourse exposure for the periods presented.

Exhibit 4 – Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

Condensed Consolidated Balance Sheet, page four

15. We note your tabular disclosure on page four and that the retained earnings adjustment for Canadian GAAP to U.S. GAAP was $892 million. In addition, we note that the U.S. GAAP retained earnings balance increased by $2,802 million however; the U.S. GAAP net income was $5,151 million. Please provide us with a breakout of the adjustments made to retained earnings as of October 31, 2010 by footnote (i.e. a, b, c, etc).

Form 6-K Filed on May 26, 2011

Exhibit 99.1 Second Quarter 2011 Report To Shareholders

Credit Portfolio Quality, page 24

Sovereign Risk, page 24

16. We note your disclosure on page 24 that you have exposure to Ireland, Italy, and Spain, both in terms of the sovereigns themselves and the largest financial institutions in those countries. Given the market concerns with the downgrades in the debt ratings in these countries and your exposure to sovereign counterparties, please tell us and enhance your disclosure in future filings to provide quantitative exposure (both direct and indirect) by country. As part of your response, please identify the financial statement line item(s) in which these exposures are included.

Note 15 Segmented Information, page 57

17. We note your disclosure here as well as on pages 13 and 22 regarding the changes in your segment allocations. Please tell us and revise your future filings to more clearly disclose how the allowance for loan losses and provision for credit losses are allocated to the segments before and after these changes. In particular, please clearly identify the nature of the allowance that is allocated to Corporate.

Note 16 Contingencies, page 58

18. We note your disclosure here regarding the four class action lawsuits in which you have been named as a defendant. You disclose that it is too early to determine the amount of or range of potential loss. We also note your disclosure in Note 31 on page 58 of your annual financial statements that you believe the ultimate disposition of legal actions, individually or in the aggregate, would not have a material adverse effect on your financial condition. Please tell us and revise the appropriate section of your future filings to disclose whether you believe the legal actions will have a material effect on your results of operations or cash flows. If you are unable to make such an assertion, provide the disclosures required by ASC 450 in the appropriate section of your document.

Form 6-K Filed on July 5, 2011

Exhibit 99.1 U.S. GAAP Reconciliation

Reconciliation of Canadian and U.S. Generally accepted Accounting Principles, page one

19. We note your reconciliation of net income from Canadian GAAP to U.S. GAAP on page one. In addition, we note the significant accounting policy differences between Canadian GAAP and U.S. GAAP footnotes beginning on page five. In an effort to provide clear and transparent disclosures on your reconciliations, please revise future filings to include a reference to the applicable footnote(s) for all your adjustments in the Canadian GAAP to U.S. GAAP reconciliations.

Significant Accounting Policy Differences Between Canadian and U.S. GAAP, page five

(a) Business Combinations, page five

20. We note your disclosure on page five that under Canadian GAAP integration and restructuring costs of $24 million are capitalized as part of the purchase consideration instead of expensed as is required under ASC 805 of U.S. GAAP. In addition, we note your 'Other income/(expense)' adjustment of $48 million in the reconciliation of net

income on page one. Please tell us and revise future filings to discuss in greater detail the components that make up this adjustment as it was greater than the $24 million difference described.

(d) Fair Value Measurements for Financial Assets and Liabilities Measured on a Non-Recurring Basis, page six

21. We note your fair value measurements disclosures on page six and your changes in gross impaired loans and acceptances disclosure presented in table 19 on page 24 of your Second Quarter of 2011 Report to Shareholders. Please tell us if you had any impaired loans and/or foreclosed assets that would meet the definition of assets that are measured at fair value on a nonrecurring basis under ASC 820 during the six-months ended April 30, 2011. If so, revise future filings, beginning with your next reconciliation of Canadian GAAP to U.S. GAAP, to include all the disclosures required by ASC 820-10-50-5 for these impaired assets.

(h) Disclosures of Transfers of Financial Assets and Interests in Variable Interest Entities, page nine

22. We note your disclosure on page 10 that due to the adoption of ASC 860 you consolidated certain bank-sponsored VIEs as a result of your continued involvement through residual interests, servicing, and your ability to collapse the VIEs based on ownership percentage. In addition, we note from your 'Exposure Securitized by the Bank as an Originator' table that you also have significant amounts of loan securitizations that are not consolidated. For each type of VIE, please explain to us in detail and revise future filings to describe the key differences in the nature/amount of the variable interests held, or the powers you have and how they are obtained, that resulted in the consolidation of only certain of your loan securitizations.

(m) Credit Quality of Receivables, page 13

23. We note your disclosure on page 13 that you adopted ASU 2010-20 effective November 1, 2010 and that you included updated disclosures for the standard in your notes four and seven of the Canadian GAAP Interim Financial Statements included as an exhibit to the Form 6-K filed on May 26, 2011. Please address the following related to your ASU 2010-20 disclosures either here or in your Canadian GAAP Financial Statement disclosures in future filings:

- Provide us and revise to disclose a breakdown of the loan portfolio by segment and class.

- Revise to disclose a discussion of the risk characteristics of each portfolio segment.

- Tell us if your allowance for credit losses tabular disclosure was presented by portfolio segment or class of financing receivables.

- Revise your allowance for credit losses tabular disclosure to segregate the allowance and the recorded investment in financing receivables at the end of each period related to each balance in the allowance for credit losses by the following impairment methodology:

  o Amounts collectively evaluated for impairment (determined under Subtopic 450-20);

  o Amounts individually evaluated for impairment (determined under Section 310-10-35); and

  o Amounts related to loans acquired with deteriorated credit quality (determined under Subtopic 310-30).

- Tell us and revise to disclose the recorded investment in financing receivables on nonaccrual status and past due 90 days or more and still accruing. If either of these classifications were nil please disclose that fact.

- Tell us and revise to disclose within your impaired loans policy the factors you consider in determining that a loan is impaired.

- By class of financing receivable disclose the following for your impaired loans:

  o The amount of the recorded investment for which there is a related allowance for credit losses determined in accordance with Section 310-10-35 and the amount of that allowance;

  o The amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with Section 310-10-35;

  o The total unpaid principal balance of the impaired loans;

  o The average recorded investment during the period in impaired loans; and

  o The related amount of interest income recognized;

- Revise to disclose a description of your accounting policy and methodology for off-balance sheet credit exposures and related charges for those credit exposures.

- Tell us and disclose in future filings you policy for charging off uncollectible financing receivables.

24. We note your disclosure on page 13 that you updated disclosures in your Canadian GAAP Interim Financial Statements to include credit quality indicators. We were unable to locate these disclosures in your Form 6-K filed on May 26, 2011. Please tell us where the following disclosures were included by class of financing receivables:

- A description of the credit quality indicator(s) for each class;

- The recorded investment in financing receivables by credit quality indicator; and

- For each credit quality indicator, the date or range of dates in which the information was updated for that credit quality indicator.

(p) Disclosures about Derivative Instruments and Hedging Activities, page 16

25. We note your disclosures beginning on page 16 for your derivative instruments and hedging activities, but we were unable to locate your discussion of the $769 million adjustment on page one within these disclosures. Please tell us and revise to disclose in future filings a quantitative and qualitative discussion on the differences between Canadian GAAP and U.S. GAAP for derivatives.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief